SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

      COMPANHIA DE BEBIDAS DAS AMÉRICAS (AMBEV) AND QUILMES INDUSTRIAL
                    (QUINSA) ANNOUNCE THE COMPLETION OF THEIR
                               STRATEGIC ALLIANCE

São Paulo,  January 31, 2003 - Companhia  de Bebidas das Américas - AmBev [NYSE:
ABV, ABVc and BOVESPA:  AMBV4,  AMBV3],  the world's  fifth  largest  brewer and
Brazil's leading beverage company,  and Quilmes Industrial  (Quinsa) S.A. [NYSE:
LQU], the largest brewer in Argentina,  Bolivia, Paraguay and Uruguay, announced today the successful closing and completion of their strategic alliance.

As a result of this transaction,  AmBev will hold 36.1% of the voting rights and a 37.5% economic  interest in Quinsa,  and will  proportionally  consolidate its stake. The transaction consisted of several steps:

1)   AmBev contributed its assets in Argentina, Bolivia, Paraguay and Uruguay to
     Quinsa in exchange for 26.4 million new class B shares of Quinsa.

2)   AmBev  purchased  230.9  million  class A shares  of  Quinsa  for US$ 346.4 million from its controlling shareholders.

3)   AmBev and Quinsa entered into license and distribution  agreements pursuant to which Quinsa will produce and sell in Argentina,  Bolivia, Paraguay, and
     Uruguay  the AmBev beer brands and AmBev will  import,  produce and sell in
     Brazil, the Quinsa beer brands.

Quinsa's controlling shareholders have the right to exchange their 373.5 million additional  Quinsa Class A shares for AmBev shares at specified  times each year beginning in April 2003. AmBev also has the right to elect the exchange of these shares for AmBev shares  starting at the end of the 7th year (beginning in April
2003).  In both  cases,  the  number of AmBev  shares  to be issued to  Beverage
Associates  Corp.  ("BAC") will be determined based on the future EBITDA of both companies.

The combination of assets in Argentina, Bolivia, Paraguay and Uruguay will allow for the optimization of operating  processes,  a stronger financial position for both companies and enhanced  competitive  position  against other  international competitors in the region.  AmBev and Quinsa believe that the  transaction  will permit them to develop  one of the most  efficient  companies  in the region and deliver high quality products to their customers.

The completion of the deal follows the approval by Argentine regulators, subject to certain conditions (please refer to our release dated 1/14/2003 for details), and the  purchase  by BAC and AmBev of all the shares of  Quilmes  International
(Bermuda) Ltd ("QIB")  previously held by Heineken for an aggregate price of US$
102.7  million.  As a result of this  purchase,  AmBev  will own 8.6% of the QIB shares and BAC will own 6.4% of the QIB shares.

Statements  contained  in this press  release may contain  information  which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements  regarding the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica -
CADE) are  forward-looking  statements  within the  meaning of the U.S.  Private
Securities  Litigation  Reform  Act of 1995 and  involve  a number  of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions,  industry conditions,  and operating factors. Any changes in such  assumptions or factors could cause actual results to differ  materially from current expectations.

 For additional information, please contact the Investor Relations Department:

    Dana Voelzke                               Alexandre Saddy
  (5511) 3741-7560                   (5511) 3741-7553 (until Feb 2, 2003)
  (5511) 2122-1415                   (5511) 2122-1414 (beginning Feb 3, 2003)
acdanav@ambev.com.br                         acars@ambev.com.br

                                WWW.AMBEV-IR.COM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.